AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

27 February 2003

03007486

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 21 February 2003, Re: Lion Corporation Berhad, Lion Industries Corporation Berhad (formerly known as Lion Land Berhad), Amsteel Corporation Berhad and Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/20

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 21/02/2003 06:15:59 PM
Reference No MM-030221-8968C

Submitting Merchant Bank (if applicable)	:	RHB Sakura Merchant Bankers Berhad
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Amsteel Corporation Berhad
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	Mr Kenneth Chow
* Designation	:	General Manager, Corporate Finance

* Type : ● Announcement ○ Reply to query

* Subject :

LION CORPORATION BERHAD ("LCB")
LION INDUSTRIES CORPORATION BERHAD ("LICB")
(formerly known as Lion Land Berhad)
AMSTEEL CORPORATION BERHAD ("ACB")
SILVERSTONE CORPORATION BERHAD ("SCB")
(formerly known as Angkasa Marketing Berhad)

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES ("PROPOSED GWRS")

* **Contents :-**

Quote

The Board of Directors of LCB, LICB, ACB and SCB (collectively referred to as the "Lion Group") jointly announce that the respective Orders granted by the High Court of Malaya pursuant to Section 64 of the Companies Act, 1965 confirming the Lion Group's proposed capital reconstruction exercises under the Proposed GWRS ("Capital Reconstruction Exercises") were lodged with the Companies Commission of Malaysia earlier today.

Shareholders of LCB, LICB, ACB and SCB and potential investors are requested to refer to the respective Circulars to Shareholders issued by the Lion Group on 9 January 2003 and the respective companies' announcements dated 30 January 2003, 17 February 2003 and 20 February 2003 for further details of the Capital Reconstruction Exercises.

This announcement is dated 21 February 2003.

Unquote

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

6 March 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 March 2003, Re: Lion Corporation Berhad, Lion Industries Corporation Berhad (formerly known as Lion Land Berhad), Amsteel Corporation Berhad and Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) - Group Wide Corporate and Debt Restructuring Scheme for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Reference No MM-030303-BABB2

Submitting Merchant Bank (if applicable)	:	RHB Sakura Merchant Bankers Berhad
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	Amsteel Corporation Berhad
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	Kenneth Chow
* Designation	:	General Manager

* Type : ● Announcement ○ Reply to query

* Subject :

LION CORPORATION BERHAD ("LCB")
LION INDUSTRIES CORPORATION BERHAD ("LICB")
(formerly known as Lion Land Berhad)
AMSTEEL CORPORATION BERHAD ("ACB")
SILVERSTONE CORPORATION BERHAD ("SCB")
(formerly known as Angkasa Marketing Berhad)

GROUP WIDE CORPORATE AND DEBT RESTRUCTURING SCHEME ("GWRS")

* **Contents :-**

The Boards of Directors of LCB, LICB, ACB and SCB (collectively referred to as the "Lion Group") jointly announce that the Lion Group had on 28 February 2003 obtained the approvals-in-principle of the Kuala Lumpur Stock Exchange ("Exchange") for the listing of and quotation for the new shares, warrants (applicable for ACB) and new shares to be issued pursuant to the exercise of the new warrants and conversion of redeemable cumulative convertible preference shares into new shares (applicable for SCB) under the GWRS (as particularised in the Circulars to Shareholders issued by the Lion Group on 9 January 2003).

Shareholders of LCB, LICB, ACB and SCB and potential investors are requested to refer to the respective Circulars to Shareholders issued by the Lion Group on 9 January 2003 and the respective companies' announcements dated 30 January 2003, 5 February 2003, 6 February 2003 and 17 February 2003 for further details of the GWRS.

This announcement is dated 3 March 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

5 March 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) Financial Results Announcement dated 27 February 2003, Re : Interim Report for the second quarter ended 31 December 2002; and

b) General Announcement dated 27 February 2003, Re : Amsteel Corporation Berhad-
i) Proposed disposal of 150,000 ordinary shares of RM1.00 each representing 100% equity interest in Optima Jaya Sdn Bhd ("OJSB"), a wholly-owned subsidiary of Amsteel Corporation Berhad ("Amsteel") to SCB Developments Berhad for a consideration of RM150,000 to be settled pursuant to proposal (iii) below;
ii) Proposed assumption of certain liabilities of OJSB by Amsteel amounting RM112,681,542 and waiver by Amsteel of RM87,244,640 owing by OJSB to Amsteel; and
iii) Proposed Settlement by SCB of the consideration for the Proposed Disposal of RM150,000 and the net aggregate amount of RM113,850,000 owing by OJSB to Amsteel via a cash payment of RM10,000,500 and the balance of RM103,999,500 by an issue of 23,111,000 ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share.

c) General Announcement dated 3 March 2003, Re : Amsteel Corporation Berhad - Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 by the Kuala Lumpur Stock Exchange.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St, 22nd Floor

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 27-02-2003 06:07:04 PM
Submitted by AMSTEEL on 27-02-2003 06:16:51 PM
Reference No AA-030227-620CE

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :
AMSTEEL CORPORATION BERHAD

* **Contents :-**

(i) **Proposed disposal of 150,000 ordinary shares of RM1.00 each representing 100% equity interest in Optima Jaya Sdn Bhd ("OJSB"), a wholly-owned subsidiary of Amsteel Corporation Berhad ("Amsteel") to SCB Developments Berhad ("SCB") for a consideration of RM150,000 to be settled pursuant to proposal (iii) below ("Proposed Disposal");**

(ii) **Proposed assumption of certain liabilities of OJSB by Amsteel amounting to RM112,681,542 and waiver by Amsteel of RM87,244,640 owing by OJSB to Amsteel; and**

(iii) **Proposed Settlement by SCB of the consideration for the Proposed Disposal of RM150,000 and the net aggregate amount of RM113,850,000 owing by OJSB to Amsteel via a cash payment of RM10,000,500 and the balance of RM103,999,500 by an issue of 23,111,000 ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share**

The Board of Directors of Amsteel wishes to announce that following the satisfaction of all conditions precedent, the Proposed Disposal has been completed on 27 February 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

27 FEB 2003

Form Version 2.0

Financial Results

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **27-02-2003 06:14:13 PM**
Reference No **AA-030227-83A68**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended**	:	**31-12-2002**
* **Quarter**	:	○ **1 Qtr** ● **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**
* **Financial Year End**	:	**30-06-2003**
* **The figures**	:	○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

AMSTEEL-KLSE.x

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

27 FEB 2003

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-12-2002**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-12-2002	31-12-2001	31-12-2002	31-12-2001
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,377,667	1,339,663	2,861,568	2,681,533
2	Profit/(loss) before tax	-18,012	-109,971	-26,217	-88,068

3	Profit/(loss) after tax and minority interest	-44,440	-108,854	-101,630	-117,317
4	Net profit/(loss) for the period	-44,440	-108,854	-101,630	-117,317
5	Basic earnings/(loss) per share (sen)	-3.53	-8.64	-8.07	-9.31
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	-1.2700		-1.2100	

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31-12-2002 [dd/mm/yyyy] RM'000	31-12-2001 [dd/mm/yyyy] RM'000	31-12-2002 [dd/mm/yyyy] RM'000	31-12-2001 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	139,529	33,967	252,101	196,087
2	Gross interest income	7,216	2,171	17,583	8,465
3	Gross interest expense	117,368	132,748	235,718	266,223

Note: The above information is for the Exchange internal use only.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

27 FEB 2003

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2001 RM'000	CURRENT YEAR TO DATE 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2001 RM'000
Revenue		1,377,667	1,339,663	2,861,568	2,681,533
Operating expenses		(1,306,150)	(1,308,087)	(2,717,155)	(2,572,201)
Other operating income		68,012	2,391	107,688	86,755
Profit from operations		139,529	33,967	252,101	196,087
Finance costs		(117,368)	(132,748)	(235,718)	(266,223)
Share in results of associated companies and joint ventures		(40,173)	(11,190)	(42,600)	(17,932)
Loss before taxation		(18,012)	(109,971)	(26,217)	(88,068)
Taxation	17	(15,539)	(15,417)	(32,977)	(32,800)
Loss after taxation		(33,551)	(125,388)	(59,194)	(120,868)
Minority interests		(10,889)	16,534	(42,436)	3,551
Net loss for the period		(44,440)	(108,854)	(101,630)	(117,317)
Loss per share (sen):	25				
- Basic		(3.53)	(8.64)	(8.07)	(9.31)
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/12/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Property, plant and equipment		5,237,962	5,209,250
Forest concessions		327,922	333,320
Land and development expenditure		312,289	391,868
Investment properties		734,768	734,768
Hotel property		114,500	114,500
Associated companies		839,668	904,592
Interest in joint-ventures		9,375	9,375
Long term investments		221,377	172,067
Goodwill on consolidation		204,771	227,062
Other intangible assets		115,339	122,196
Current assets			
- Inventories		982,846	910,979
- Land and development expenditure		203,091	213,859
- Amount due by contract customers		4,765	3,764
- Trade receivables		726,615	737,323
- Other receivables, deposits and prepayments		1,064,214	980,725
- Deposits, cash and bank balances		1,041,201	950,725
		4,022,732	3,797,375
Current liabilities			
- Trade payables		932,686	826,938
- Other payables		3,227,755	2,991,569
- Amount due to contract customers		1,531	1,038
- Short term borrowings	21	6,819,593	6,903,164
- Tax liabilities		168,546	218,888
		11,150,111	10,941,597
Net current liabilities		(7,127,379)	(7,144,222)
		990,592	1,074,776
Share capital		629,797	629,797
Reserves		(1,913,956)	(1,809,579)
Shareholders' funds		(1,284,159)	(1,179,782)
Minority interests		1,897,188	1,861,318
Long term borrowings	21	303,756	318,780
Deferred tax liabilities		61,699	61,754
Deferred payables		12,108	12,706
		990,592	1,074,776
Net liabilities per share (RM)		(1.27)	(1.21)

(The Condensed Consolidated Balance Sheets should be read in conjunction with the

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2002	629,797	230,188	485,627	369,626	(2,895,020)	(1,179,782)
Transfer from/(to) reserves	-	-	(2,096)	393	1,703	-
Currency translation differences	-	-	-	(2,747)	-	(2,747)
Net loss for the period	-	-	-	-	(101,630)	(101,630)
Balance at 31 December 2002	629,797	230,188	483,531	367,272	(2,994,947)	(1,284,159)

Note: There are no comparative figures as this is the first interim financial report prepared in accordance with MASB 26 - *Interim Financial Reporting*.

(The Condensed Consolidated Statement of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2002 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CURRENT YEAR-TO-DATE 31/12/2002 RM'000
OPERATING ACTIVITIES	
Net loss before tax	(26,217)
Adjustments for:	
Non-cash items	207,588
Non-operating items	186,665
Operating profit before changes in working capital	368,036
Changes in working capital:	
Net changes in current assets	(145,484)
Net changes in current liabilities	(12,680)
Others (mainly tax paid)	(73,396)
	136,476
INVESTING ACTIVITIES	
Equity investments	-
Proceeds from disposal of subsidiaries, net of cash and cash equivalents	48,992
Others	(32,969)
	16,023
FINANCING ACTIVITIES	
Issue of shares	-
Dividend paid to shareholders	-
Bank borrowings	(52,360)
Others (mainly interest paid)	(2,324)
Short term deposits earmarked for bond redemption	(27,605)
	(82,289)
Net changes in cash & cash equivalents	70,210
Effects of exchange rate changes	-
Cash & cash equivalents at beginning of year	263,023
Cash & cash equivalents at end of period	333,233

Note: There are no comparative figures as this is the first interim financial report prepared in accordance with MASB 26 - *Interim Financial Reporting.*

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2002.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2002 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no qualifications on the audit report of the preceeding year's financial statement. However the audit report drew attention to the financial position of the Group and the Company and the proposed scheme involving the restructuring of the Group's and the Company's debts and rationalisation of the Group structure. The status of the proposed scheme is disclosed in Note 20.

3. Seasonality or cyclicality

The operation of the Group are not subjected to material seasonal or cyclical effects except for the following:

a) Brewery division in China normally records higher sales during the summer months between June and September quarters.
b) Retail division normally records higher sales during the festive seasons and school holidays.
c) Timber extraction are normally reduced during the wet weather seasons between October and February. Demand for timber is cyclical, correlating with the property and construction industry.

4. Unusual items

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

There were no issuance, cancellations, repurchases, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. <u>Segmental reporting</u>

The Group's segmental report for the financial year-to-date is as follows:

	Total sales RM'000	Inter-segment sales RM'000	External sales RM'000	Segment results RM'000
Steel	717,977	-	717,977	63,248
Motor	73,730	(72)	73,658	(6,128)
Tyre and chemicals	252,471	-	252,471	9,545
Food and agricultural products	474,513	-	474,513	31,617
Retail and distribution	1,115,312	(2,179)	1,113,133	41,896
Property	189,791	(7,214)	182,577	57,998
Finance and services	9,161	-	9,161	44,728
Investment holding and others	98,932	(60,854)	38,078	9,197
Group	2,931,887	(70,319)	2,861,568	252,101
Finance costs				(235,718)
Share in results of associated companies				(42,600)
Loss before taxation				(26,217)

9. <u>Valuation of property, plant and equipment</u>

The valuation of property, plant and equipment have been brought forward without any amendments from the previous audited financial statements.

10. <u>Material events subsequent to the balance sheet date</u>

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. <u>Changes in the composition of the Group</u>

There were no material changes in the composition of the Group for the current quarter and financial year-to date, except for the following :

a) i. Disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") and Gateway Management Sdn Bhd, a wholly-owned subsidiary of LGP.

ii. Disposal of 100% equity interest in Arus Setia Sdn Bhd and Peridang (M) Sdn Bhd.

iii. Disposal by its subsidiary, Amsteel Securities (M) Sdn Bhd its security business to UOB-Affin Securities Sdn Bhd and certain assets including its entire 100% equity interest in Amsteel Equity Nominees (Asing) Sdn Bhd and Amsteel Equity Nominees (Tempatan) Sdn Bhd.

iv. Disposal of a subsidiary, Angkasa Transport Equipment Sdn Bhd together with its associated company Hefei Jianghuai Automotive Co Ltd and its investment in equity interest of Anhui Jianghuai Automotive Chasis Co Ltd to Lion Asiapac Limited ("LAP") to be wholly satisfied by 149,022,728 new ordinary shares each in LAP shares at par together with 149,022,728 free detachable LAP warrants attached.

The effect of the above acquisition on the financial results of the Group during the financial year has not been disclosed separately as it is not material to the Group.

12. <u>Changes in contingent liabilities or contingent assets</u>

	RM'000
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000
Legal claim in respect of the termination of contract of a sub-contractor	10,600
	323,600

13. Review of performance

Group revenue for the six months ended 31 December 2002 increased from RM2.68 billion to RM2.86 billion representing an increase of 7%, compared against preceding year's corresponding period. The increase was achieved on the back of improved performance, mainly from steel, forestry and property division. Both steel and forestry division benefited from higher demand and prices.

The improvement in turnover translate into a lower loss before tax of RM26.2 million for the financial year to date against a loss of RM88.1 million in the preceding year corresponding period. However, higher cost of scrap has erroded profit margin while our share of associate's loss has increased due to additional write down on debtors and stock. Arising from the disposal of securities business, a gain of RM39.8 million was recorded for the quarter.

14. Comparison with the preceding quarter's results

Turnover for the quarter reduced from RM1.48 billion to RM1.38 billion compared to the previous quarter representing a 7% reduction. The reduced turnover was due to lower contribution from steel, brewery and forestry division, mitigated by improvement in the retail division. Slow down in the construction industry had reduced offtake of steel bars and wire rods while demand in the brewery and forestry division was affected by seasonal factors.

The Group posted a higher loss due to higher share of associate's loss on the account of write down on stock and debtors.

15. Prospects

Barring any unforeseen circumstances, the Group expects its performance to improve in tandem with the recovery of the regional economies.

16. Profit forecast / profit guaranteed

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2001 RM'000	CURRENT YEAR TO DATE 31/12/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2001 RM'000
In respect of current period:				
- income tax	15,842	14,773	32,427	31,199
- associated companies	(367)	645	518	1,600
- deferred tax	(12)	(25)	(40)	(25)
	15,463	15,393	32,905	32,774
In respect of prior years:				
- income tax	76	24	72	26
	15,539	15,417	32,977	32,800

Taxation is provided for the Group for the current quarter and financial year-to-date despite losses incurred due mainly to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies which for tax purposes cannot be offset with profits of other subsidiary companies within the Group.

18. Unquoted investments and/or properties

The Group's gain on unquoted investments and/or properties for the current quarter and financial year to date are as follows:

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 31/12/2002 RM'000	CURRENT YEAR TO DATE 31/12/2002 RM'000
Unquoted investments	9,466	38,318

19. Quoted securities

There were no disposals of quoted investments for the current quarter and financial year to date.

The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At cost	150,121
At book value	140,943
At market value	49,344

The Group's investment of quoted securities as at the end of the reporting period was increased due to the purchase consideration for disposal of unquoted investment, as detailed in Note 11 a) iv, was wholly satisfied with qouted securities.

20. Status of corporate proposals

No	Date of Announcement	Subject	Status
1	24.12.2002	Proposed disposal of: - all the new ordinary shares of HK$0.01 each in CIL Holdings Limited of approximately 1,512,356,160 new CIL Shares ("CIL Shares") to be received pursuant to a scheme of arrangement proposed by CIL Holdings Limited ("CIL") to Ambang Jaya Sdn Bhd ("Ambang Jaya") and Angkasa Marketing (Singapore) Pte Ltd ("Angkasa Singapore") (collectively "the Amsteel Group") in settlement of debts owing by CIL ("CIL Scheme"); and - the Amsteel Group's 241,615,000 shares of HK$0.20 each in eCyberChina Holdings Limited ("eCyberChina") ("eCyberChina Shares")	Pending: a) the CIL Scheme becoming effective. b) receipt of the CIL Shares c) approval of the Securities Commission d) consent of the relevant bank for the Amsteel Group to perform its obligations e) approvals required under any and all applicable laws, consents and/or clearance required by the Amsteel Group
2	20.6.2001 12.7.2002 29.7.2002 7.8.2002 13.9.2002 14.10.2002 and 9.1.2003	i) Proposed disposal of 100% equity interest in Optima Jaya Sdn Bhd ("Optima") comprising 150,000 ordinary shares of RM1.00 each to SCB Developments Berhad ("SCB") for a consideration of RM150,000; and ii) Proposed settlement of the debts owing by Optima to the Company and novation to and assumption by the Company of certain liabilities of Optima, amounting to RM201.10 million as at 30.4.2001, for an amount of RM113.85 million, to be satisfied by SCB in the following manner : a) RM10,000,500 in cash; and b) the balance sum of RM103,999,500 to be paid in the form of 23,111,000 ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share, which shall comprise, at the discretion of SCB, existing issued and paid-up SCB shares ("SCB Secondary Shares") or new SCB shares to be issued ("SCB Primary Shares") or a combination of SCB Secondary Shares and SCB Primary Shares.	Approvals obtained from : a) Foreign Investment Committee on 27.10.2001; b) Securities Commission on 29.1.2002 and 7.2.2002; c) Ministry of International Trade and Industry on 19.3.2002; d) Kuala Lumpur Stock Exchange on 22.4.2002 and 14.5.2002; e) shareholders of SCB on 14.6.2002; and f) shareholders of the Company on 29.7.2002. Completed on 27 February 2003.

20. Status of corporate proposals (Cont'd)

No	Date of Announcement	Subject	Status
3	5.7.2000, 19.10.2000 19.2.2001 27.2.2001 30.3.2001 2.5.2001 8.10.2001 4.3.2002 26.3.2002 9.5.2002 12.7.2002 19.7.2002 5.8.2002 5.9.2002 16.9.2002 18.9.2002 10.10.2002 8.1.2003 9.1.2003 29.1.2003 30.1.2003 17.2.2003 20.2.2003	Proposed Group Wide restructuring scheme with the objective to: a) consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; b) reorganise and restructure the Group's business ("Proposed GWRS"). The Proposed GWRS involve inter-alia the following corporate proposals:	Approval obtained from : a) Ministry of International Trade and Industry on 23.4.2002 (for LCB and AMB only; not applicable to Amsteel) b) Foreign Investment Committee on 29.4.2002 and 3.5.2002; c) Bank Negara Malaysia on 3.5.2002 and 30.1.2003 d) Securities Commission on 9.7.2002 e) Scheme Creditors on 16.9.2002, 18.9.2002 and 25.9.2002. f) shareholders of the Company on 30.1.2003 Orders granted by the High court of Malaya pursuant to: i) Section 176(3) of the Companies Act, 1965 ("Act"), sanctioning the proposed scheme of arrangement between the Company and its creditors and between Silverstone Berhad and its creditors on 30.1.2003; and ii) Section 64 of the Act confirming the Proposed Capital Reconstruction exercise on 17.2.2003. Pending: a) approval-in-principle of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares to be issued pursuant to the Proposed GWRS; and b) approval of any other relevant authorities.
3.1		Proposed disposal of 40% equity interest in Megasteel Sdn Bhd to Lion Corporation Berhad ("LCB") Group for a consideration of RM1,007.92 million.	
3.2		Proposed disposal of 50.45% equity interest in Lion Land Berhad ("LLB") (now known as Lion Industries Corporation Berhad) to LCB Group for a consideration of RM260.47 million.	
3.3		Proposed disposal of 59.47% equity interest in Chocolate Products(Malaysia) Berhad (now known as Lion Diversified Holdings Berhad) to LLB Group for a consideration of RM201.5 million.	
3.4		Proposed disposal of 83.70% equity interest in Posim Berhad to LLB Group for a consideration of RM499.42 million.	
3.5		Proposed disposal of 52.34% equity interest in Silverstone Berhad to Angkasa Marketing Berhad ("AMB") (now known as Silverstone Corporation Berhad) Group for a consideration of RM133.82 million.	
3.6		Proposed offer for sale of 290.43 million LCB shares to eligible shareholders of LCB.	
3.7		Proposed acquisition of 30% equity interest in Akurjaya Sdn Bhd from Horizon Towers Sdn Bhd for a consideration of RM395.1 million.	
3.8		Proposed acquisition of an aggregate of 45% equity interest in Avenel Sdn Bhd from AMB (20%) and LLB (25%) for a consideration of RM1.00 respectively and the payment by AMB and LLB of a total of RM202.68 million to the Company.	
3.9		Proposed acquisition by Umatrac Enterprises Sdn Bhd of an aggregate of 27% equity interest in Hiap Joo Chong Realty Sdn Bhd from: a) LCB (13.5%) for a consideration of RM1.915 million to be netted-off against inter-company balances with LCB Group; and b) Teck Bee Mining (M) Sdn Bhd (13.5%) for a consideration of RM1.915 million to be satisfied by the issuance of RM1.915 million in value of new shares in the Company.	

20. <u>Status of corporate proposals (Cont'd)</u>

No	Date of Announcement	Subject	Status
3.10		Proposed renounceable rights issue of 314.89 million new 4 1/2 years warrants to the shareholders of the Company at an issue price of RM0.10 per warrant with a right to subscribe for 1 new ordinary share in the Company for every warrant held by the payment of RM1.10 per share.	
3.11		Proposed acquisition of 100% equity interest in Lion Plaza Sdn Bhd for a consideration of RM35.66 million to be satisfied by an issuance of RM35.66 million Amsteel bonds	
4	1.10.1999	Proposed disposal by Beijing Parkson Light Industry Development Co Ltd to China National Arts & Crafts (Group) Co of the property which forms part of a 10-storey building in Beijing known as Parkson Phase II.	Pending completion.

Note : The status of corporate proposals of the Company's listed subsidiaries, Angkasa Marketing Berhad (now known as Silverstone Corporation Berhad), Chocolate Products (Malaysia) Berhad (now known as Lion Diversified Holdings Berhad), Lion Land Berhad (now known as Lion Industries Corporation Berhad) and Posim Berhad are reported in the Interim Reports of the respective subsidiaries.

Status of utilisation of proceeds from corporate proposals.

Corporate Proposals		Proposed utilisation	Utilisation Status	
			Actual	*Unutilised/ Outstanding
		RM'million	RM million	RM'million
1.	Disposal of 60% equity interest in Excellent Strategy Sdn Bhd for a total consideration of RM41.40 million			
i)	Acquisition of 49% equity interest in Lion Gateway Parade Sdn Bhd	20.37	20.37	-
ii)	Part payment to Johor Corporation for the acquisition of Antara Steel Mills Sdn Bhd	17.25	17.25	-
iii)	Repayment of bank borrowings	3.78	-	3.78
		41.40	37.62	3.78
2.	Disposal of 100% equity interest in Peridang (M) Sdn Bhd and Arus Setia Sdn Bhd for a total cash consideration of RM11.83 million			
i)	Repayment of bank borrowings	11.58	-	11.58
ii)	Estimated expenses	0.25	0.09	0.16
		11.83	0.09	11.74
3	Disposal by Amsteel Securities (M) Sdn Bhd of its dealer's license and certain assets including 100% equity interest in Amsteel Equity Nominees (Tempatan) Sdn Bhd and Amsteel Equity Nominees (Asing) Sdn Bhd for a cash consideration of RM42.25 million.			
i)	Payment of income tax	19.38	19.38	-
ii)	Estimated expenses	0.50	-	0.50
iii)	Payment to shareholders of Amsteel Securities (M) Sdn Bhd	22.37	-	22.37
		42.25	19.38	22.87

* Proceeds are:
- Pending full settlement by purchaser(s); or
- Dedicated for the proposed GWRS which is pending implementation

Note: The status of utilisation of proceeds from corporate proposals of the Company's listed subsidiaries, Angkasa Marketing Berhad (now known as Silverstone Corporation Berhad), Chocolate Products (Malaysia) Berhad (now known as Lion Diversified Holdings Berhad), Lion Land Berhad (now known as Lion Industries Corporation Berhad)and Posim Berhad are reported in the Interim Reports of the respective subsidiaries.

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	1,548,766	251,072	1,799,838
Unsecured	5,270,827	52,684	5,323,511
	6,819,593	303,756	7,123,349

The Group's borrowings are denominated in the following currencies :	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	2,580,538
- US Dollar	1,018,084	3,897,237
- Chinese Renminbi	1,171,646	609,141
- Other foreign currencies	20,626	36,433
		7,123,349

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigation

i) In the Kuala Lumpur High Court Summons No. D2-22-102-99 filed on 13 January 1999, Bank of Tokyo-Mitsubishi (M) Bhd ("BTM") sued Amsteel for recovery of the sum of RM7,001,543.84, being the amount outstanding under a revolving credit facility of RM10,000,000 granted by BTM to Amsteel vide BTM's letter of offer dated 5 June 1997. The Senior Assistant Registrar ("SAR") had on 8 March 2000 dismissed BTM's application for Summary Judgment. BTM's appeal to the Judge against the SAR's decision was dismissed by the Judge on 18 February 2003. No date has been fixed for further mention of this matter.

The Directors have been advised that Amsteel has a defense to the claim.

ii) Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd (collectively referred to as "Takenaka Group") in the Kuala Lumpur High Court Civil Suit No. D6-22-2031-2000 and Itochu Corporation ("Itochu") in the Kuala Lumpur High Court Civil Suit No. D6-22-2030-2000, both filed on 31 October 2000, have sued Amsteel and Optima Jaya Sdn Bhd ("Optima Jaya"). Optima Jaya is a wholly-owned subsidiary of Amsteel.

By a construction agreement dated 23 May 1995 ("the Construction Agreement") Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

By a letter of comfort dated 23 May 1995 ("the Letter of Comfort"), Amsteel agreed, inter alia, to ensure that Optima Jaya performs its obligations under the Construction Agreement and the Guarantee Fee Agreement.

Takenaka Group, pursuant to the Construction Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM103,243,755 together with interest, opportunity losses and costs.

Itochu, pursuant to the Guarantee Fee Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM2,183,225.13 together with interest and costs.

The Takenaka Group has on 14 February 2003 filed a Notice of Discontinuance in respect of Kuala Lumpur High Court suit D6-22-2031-2000.

23. <u>Changes in material litigation (Cont'd)</u>

An application for Summary Judgment has been filed by Itochu against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit No. D6-22-2030-2000 ("the Itochu SJ Application").

The Court has on 5 December 2001 allowed Itochu to enter Judgment against Amsteel and Optima Jaya ("Itochu Judgment") for the following sums:

(a) the sum of RM2,183,225.13 as at 31 July 2000 together with interest at the rate of 8% per annum from 1 August 2000 to date of full payment;
(b) the accruing guarantee fee calculated at the rate of 1.5% per annum on the sum of RM45,000,000 from 1 August 2000 to 8 February 2001 and on the sum of RM36,000,000 from 9 February 2001 to 1 March 2001 together with interest at the rate of 8% per annum on the sum of RM36,000,000 from 31 October 2000 to date of full payment; and
(c) costs to be taxed by the Court.

Amsteel and Optima Jaya have appealed against the Itochu Judgment ("Appeal of Itochu Judgment"). The appeal in respect of the Itochu Judgment is fixed for mention on 21 February 2003. Amsteel and Optima Jaya have also applied for a stay in execution of the Judgment and the application is fixed for mention on 14 April 2003.

The Directors have been advised that Amsteel and Optima Jaya have a reasonable chance of:

(a) defending the Takenaka Group SJ Application; and
(b) succeeding in the Appeal of the Itochu Judgment.

iii) In the matter of an arbitration proceeding involving Atelier ADT International Consultants Ltd ("Atelier") and Lion Asia Investment Pte Ltd ("Lion Asia"), Atelier claims against Lion Asia for alleged unpaid engineering and architectural fees and reimbursable expenses amounting to approximately RM7,000,000 in respect of services provided in relation to eight (8) properties/projects in China.

Lion Asia has counter-claimed against Atelier:

(a) for recovery of the sum of USD2,230,760.14, being payment made to Atelier pursuant to contracts which are unenforceable and/or illegal because Atelier did not have the legal capacity (or requisite qualification under the laws of Malaysia) to enter into such contracts; or in the alternative,
(b) for over-payment to Atelier in the sum of USD1,062,943.83.

Several questions of law arose in the arbitration proceedings and Lion Asia had in Kuala Lumpur High Court Originating Summons No. R-24-29-2001 referred those questions of law to the High Court. The High Court had on 17 July 2001, ordered the questions of law to be stated in a form of special case stated to the High Court for the High Court's decision. Atelier has appealed to the Court of Appeal against the High Court's order on, inter alia, the ground that both questions of law and fact should be decided by the Arbitrator. No hearing date has been fixed in respect of the appeal.

The Arbitrator will state his interim award in the form of a special case stated to the High Court after the parties have made their submissions on the facts to the Arbitrator. At the meeting held by the parties and the Arbitrator on 20 March 2002, the Arbitrator set timelines for the parties to submit the list of parameters, the facts to be found and provide their submissions and samples/format of the interim award which is to be stated to the High Court. 31 January 2003 has been set as the final date for the submission to be made by the parties. No date has been fixed for further mention of this matter.

The Directors have been advised that Lion Asia has a reasonable chance of successfully defending Atelier's claim and that it has a reasonable chance of success in its own counter claim against Atelier.

23. Changes in material litigation (Cont'd)

iv) Total Resources Sdn. Bhd. ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16 October 2002 and LIP has been given leave to amend its Statement of Claim upon being served with the Amended Statement of Claim. No mention date has been fixed pending the extraction and service of the Amended Statement of Claim.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

v) Tafco Development Sdn. Bhd. ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:
(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and
(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:
(a) the third party charge to be cancelled and declared null and void; and
(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Petition is fixed for summons for direction and hearing on 26 February 2003.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

vi) Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1-00 each in Ambang Maju ("the Allotted Shares").

23. <u>Changes in material litigation (Cont'd)</u>

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870-60 and the remaining sum of RM5,468,129-40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129-40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129-40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003. AHIP's application for Summary Judgment scheduled for hearing on 10 February 2003 has been vacated pending a hearing date being scheduled by the Commercial Division Court.

The Directors have been advised that Ambang Maju has a defence to the claim.

Note: The material litigation of the Company's listed subsidiaries, Angkasa Marketing Berhad (now known as Silverstone Corporation Berhad), Chocolate Products (Malaysia) Berhad (now known as Lion Diversified Holdings Berhad), Lion Land Berhad (now known as Lion Industries Corporation Berhad)and Posim Berhad are reported in the Quarterly Reports of the respective subsidiaries.

24. <u>Dividend</u>

The Board does not recommend any interim dividend for the financial quarter ended 31 December 2002..

25. <u>Loss per share</u>

Basic

Loss per share is calculated by dividing the Group's loss after tax and minority interests by the number of ordinary shares in issue of 1,259.6 million.

Fully diluted

The fully diluted loss per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **03-03-2003 06:38:55 PM**
Submitted by **AMSTEEL** on **03-03-2003 06:47:32 PM**
Reference No **AA-030303-A6E77**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

AMSTEEL CORPORATION BERHAD
Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 8.14 of the Listing Requirements of the KLSE and Paragraph 4.1(b) of Practice Note 4/2001 ("PN4"), the Directors of Amsteel Corporation Berhad ("the Company") hereby announce that as at the date hereof, the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 ("Proposed GWRS") is now pending implementation following the occurrence of the events hereinbelowstated:

a) as announced on 6 February 2003, the Company has lodged the court order with the Companies Commission of Malaysia ("CCM") in respect of an order granted by the High Court of Malaya ("High Court") on 30 January 2003 pursuant to Section 176(3) of the Companies Act, 1965 ("Act") sanctioning the proposed scheme of arrangement of the Company with its scheme creditors;

b) as announced on 17 February 2003, the High Court has granted an order pursuant to Section 64 of the Act, confirming the Company's proposed capital reconstruction exercise under the Proposed GWRS ("Order"). The Order has been lodged with the CCM on 21 February 2003; and

c) the KLSE had on 28 February 2003 approved in principle the listing of and quotation for up to 1,332,361,935 new ordinary shares of RM1.00 each and 251,918,600 warrants in the Company to be issued upon the implementation of the Company's proposed debt and corporate restructuring scheme.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)